================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

                           ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
  [ X ] SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2000

                           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
  [   ]                    SECURITIES EXCHANGE ACT OF 1934 For the transition
                           period ___________ to __________



                        Commission file number 001-07260


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 Nortel Networks
                            Long-Term Investment Plan
                       (formerly the Northern Telecom Inc.
                           Long-Term Investment Plan)
                             Northern Telecom Plaza
                                 200 Athens Way
                         Nashville, Tennessee 37228-1803


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                       Brampton, Ontario, Canada, L6T 5P6

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

    a)   Financial Statements

         Index to Financial Statements

         Long-Term Investment Plan

         -  Independent Auditors' Report..................................   5
         -  Statements of Net Assets Available for Benefits...............   6
         -  Statements of Changes in Net Assets Available for Benefits....   7
         -  Notes to Financial Statements.................................   8

    b)   Exhibits

         23.      Consent of Deloitte & Touche LLP

Supplemental schedules as of and for the year ended December 31, 2000 have been omitted due to the absence of the conditions under which they are required.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                    NORTEL NETWORKS LONG-TERM INVESTMENT PLAN



                                    By:             /s/"M.M. CROSS"
                                       -----------------------------------------
                                                      (M.M. CROSS)
                                          President and Vice-President, Finance
                                                   Nortel Networks Inc.






Date: June 29, 2001

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2000 AND 1999 AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To Nortel Networks Inc. and Participants of the
  Nortel Networks Long-Term Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Nortel Networks Long-Term Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Nashville, Tennessee
June 1, 2001

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                  2000               1999
                                            ---------------    ---------------
SHARE OF ASSETS HELD IN MASTER SAVINGS
  PLAN TRUST                                $ 3,010,188,358    $ 3,390,544,765
Receivables:
  Participant contributions                       5,698,136          3,567,900
  Company contributions                           6,311,408          4,465,346
  Participant loan repayments                       207,627             31,114
                                            ---------------    ---------------
TOTAL RECEIVABLES                                12,217,171          8,064,360
                                            ---------------    ---------------
NET ASSETS AVAILABLE FOR BENEFITS           $ 3,022,405,529    $ 3,398,609,125
                                            ===============    ===============


See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                             2000                   1999
                                                                      -----------------        ----------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Net investment (loss) income attributable to assets held in
    Master Savings Plan Trust                                         $    (744,920,565)       $  1,536,248,013
                                                                      -----------------        ----------------
  Contributions:
    Asset transfers from (to) other plans                                   298,414,815              (4,760,842)
    Participant                                                             226,485,981             155,368,449
    Company                                                                  91,170,891              54,019,352
                                                                      -----------------        ----------------
                                                                            616,071,687             204,626,959
                                                                      -----------------        ----------------
            Total (deductions) additions                                   (128,848,878)          1,740,874,972
BENEFITS PAID TO PARTICIPANTS                                              (247,354,718)           (153,022,213)
FORFEITURES                                                                           -              (2,890,348)
                                                                      -----------------        ----------------
NET (DECREASE) INCREASE                                                    (376,203,596)          1,584,962,411
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       3,398,609,125           1,813,646,714
                                                                      -----------------        ----------------
  End of year                                                         $   3,022,405,529        $  3,398,609,125
                                                                      =================        ================


See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following brief description of the Nortel Networks Long-Term Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL - The Plan, effective July 1, 1979, as amended and restated effective May 1, 2000, is a defined contribution plan for employees of Nortel Networks Inc. and its participating subsidiaries and affiliates (collectively the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company established the Master Savings Plan Trust (the "Master Trust") pursuant to a trust agreement between the Company and Bankers Trust Company, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. Currently, the Plan is the only employee benefit plan whose assets are included in the Master Trust. Plan membership is available upon the employee's employment commencement date to any employee of the Company carried on its payroll register, excluding employees governed by a collective bargaining agreement.

         CONTRIBUTIONS - A participant may elect to contribute up to 15% of their eligible compensation, as defined by the Plan document, up to a maximum of $10,500 and $10,000 for 2000 and 1999, respectively. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts.

         Prior to May 1, 2000, the Company contributed to the Plan the lesser of
         (a) 60% of the participant's contributions not exceeding 6% of the participant's eligible earnings or (b) 3.6% of the participants' eligible earnings. Effective May 1, 2000, the participants in the Plan elected one of three benefit options with Company contributions varying based upon the elected option. Depending on the participant's elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant's contributions that do not exceed 6% of the participant's eligible earnings.

         INVESTMENT OPTIONS - Participants may elect to have the balance of their account and any current contributions invested in the following investment funds: Fixed Income Investment Fund, Nortel Networks Stock Fund, Bankers Trust ("BT") Investment Equity Appreciation Fund, BT Institutional Asset Management Fund, Baron Asset Fund, and Delaware International Equities Fund. In addition, during the year the Plan made several changes to the investment options. These changes included adding nine investment funds and removing three funds. The funds added are as follows: Pacific Investment Management Company (PIMCO) Total Return Fund, Barclay's MasterWorks LifePath Funds, SSgA Russell 1000 Value Index Fund, SSgA S&P 500 Flagship Fund, Pioneer Growth Fund, Templeton Foreign Fund, and MAS Small Cap Value Fund. The funds which were removed as options were the Mutual Series Qualified Fund, BT Institutional Equity 500 Index Fund, and Dimensional Funds U.S. 6-10 Fund.

The following is a description of each investment option available in the Master
Trust:

         FIXED INCOME INVESTMENT FUND: This fund is comprised primarily of group annuity contracts ("Contracts") with the remaining balance in either the BT Pyramid Discretionary Cash Fund or the BT Pyramid Open End GIC Fund.

         The Contracts held by this fund are with various insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Contracts are included in the financial statements at contract value, which represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value of the Contracts approximates their fair value at December 31, 2000 and 1999. Management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2000 and 1999.

         The average yield of the Contracts held by the fund during 2000 and 1999 was 6.44% and 7.49%, respectively. The average crediting interest rate for the contracts held by the fund at December 31, 2000 and 1999 was 6.31% and 6.34%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

         NORTEL NETWORKS STOCK FUND: This fund is primarily comprised of shares of Nortel Networks Corporation ("NNC") common stock with the remainder invested in the BT Pyramid Discretionary Cash Fund or the BT Pyramid Directed Cash Fund.

         BT INVESTMENT EQUITY APPRECIATION FUND: This fund invests primarily in common stocks of growth oriented domestic corporations and, to a lesser extent, foreign corporations, with the remainder invested in the BT Pyramid Discretionary Cash Fund. Investments in this fund may be in any market sectors and companies of any size and take advantage of any investment opportunity with attractive long-term prospects. According to the fund prospectus, the objective of this fund is to seek capital growth over the long-term through investment in medium sized companies that show growth potential.

         BT INSTITUTIONAL ASSET MANAGEMENT FUND: This fund invests primarily in common stocks, corporate and government issued intermediate to long-term bonds, various government agency issued-backed securities, and all types of domestic and foreign securities and money market instruments, with the remainder invested in the BT Pyramid Discretionary Cash Fund. According to the fund prospectus, the objective of this fund is to provide high total return with reduced risk over the long-term by allocating investments among stocks, bonds, and short-term investments.

         BARON ASSET FUND: This fund invests primarily in the equity securities of small and medium size companies, with the remainder invested in the BT Pyramid Directed Cash Fund. According to the fund prospectus, the objective of the fund is to achieve capital growth by investing in companies that are undervalued with significant growth and profitability prospects.

         DELAWARE INTERNATIONAL EQUITIES FUND: This fund invests primarily in international equity securities, with the remainder invested in the BT Pyramid Directed Cash Fund. According to the fund prospectus, the objective of the fund is to seek long-term growth without undue risk to principal by investing in international companies with the potential for capital appreciation and income while taking into account the potential effects of the country's currency fluctuations, inflation, local economy and political issues.

         PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO) TOTAL RETURN FUND: This fund invests primarily in a broad range of domestic fixed income securities, including corporate, government and mortgage sectors of the bond market.

         BARCLAY'S MASTERWORKS LIFEPATH 2000 - 2040 FUNDS: This fund invests in a more conservative allocation of stocks, bonds, and cash as the retirement date approaches. MasterWorks LifePath 2000 Fund is the most conservative of these funds and MasterWorks 2040 is the most aggressive. The funds can invest in up to 20% in foreign securities. Within the five MasterWorks LifePath funds, investors select a fund based on the year they plan to retire. As the retirement year approaches, the allocation within each fund shifts among stocks, bonds and cash, moving more to bonds and cash as retirement approaches.

         SSGA RUSSELL 1000 VALUE INDEX FUND: The fund invests in stocks in the Russell 1000 Value Index. To minimize trading expenses, the portfolio may not mirror the index exactly. According to the fund prospectus, the objective of the fund is to match the returns of the Russell 1000 Value Index Fund. This index tracks the performance of companies that have lower price-to-book ratios and forecasted growth ratios.

         SSGA S&P 500 FLAGSHIP FUND: This fund invests in stocks in the Standard and Poor's (S&P) 500 Index, generally in the same order and size as the index. According to the fund prospectus, the objective of the fund is to match the returns of the U.S. Stock Market as represented by the S&P 500 Index, a benchmark that tracks 500 companies considered to be representative of the U.S. economy.

         PIONEER GROWTH FUND: This fund invests primarily in stocks of large U.S. companies in high-growth industries. Selection is based on analyzing large scale economic, political and social developments, and then focusing on the industries most likely to benefit from the changes taking place. According to the fund prospectus, the objective is to achieve long-term capital appreciation.

         TEMPLETON FOREIGN FUND: This fund invests in stocks of companies that are located or receive a majority of operating income from outside the United States. Selection is based on potential to produce a consistently higher total rate of return. The fund will invest in emerging market stocks as well. According to the fund prospectus, the objective is to achieve long-term capital growth.

         MAS SMALL CAP VALUE FUND: This fund invests in stocks of small U.S. companies that are considered undervalued based on quantitative and qualitative measures. The objective of the fund is to achieve capital appreciation.

         MUTUAL SERIES QUALIFIED FUND: This fund invests primarily in global equity securities and U.S. government and government agency obligations, with the remainder invested in the BT Pyramid Directed Cash Fund. According to the fund prospectus, the objective of this fund is to achieve capital appreciation by purchasing under performing securities at significant discounts to asset value.

         BT INSTITUTIONAL EQUITY 500 INDEX FUND: This fund invests primarily in the equity securities of current S&P 500 companies, with the remainder invested in the BT Pyramid Discretionary Cash Fund. According to the fund prospectus, the objective of the fund is to match performance of the stock market, as represented by the S&P 500.

         DIMENSIONAL FUNDS U.S. 6-10 FUND: This fund invests primarily in the equity securities of small U.S. companies, with the remainder invested in the BT Pyramid Directed Cash Fund.

         According to the fund prospectus, the fund's objective is to obtain long-term capital appreciation.

         VESTING - A participant is immediately vested in his participant contributions and any rollover contributions made to the Plan. Prior to January 1, 2000, a participant became vested in the value of Company contributions made on his behalf on December 31 of the second full calendar year following the year in which such contributions were made, if he had less than four years of service. When he has four years of service or more, he is fully vested in the value of Company contributions made on his behalf. A participant becomes vested immediately in the value of Company contributions made on his behalf in the event of normal retirement, total and permanent disability, death or termination as a result of one of the divestitures or plant closings stipulated in the Plan document. In the event of a termination for any other reason, a participant would forfeit any nonvested Company contributions. All forfeitures of nonvested Company contributions are available to reduce future Company contributions. Effective January 1, 2000, a participant is immediately vested in the value of Company contributions made to the Plan.

         WITHDRAWALS - Upon proper notification to the Company, participants may withdraw all or any part of the value of participant contributions plus earnings, not less than $100, and of the vested portion of Company contributions made prior to May 1, 2000, subject to certain restrictions. If the value of Company contributions being withdrawn is invested in NNC common shares and represents fewer than 50 common shares, the distribution will be made in cash. If the value of Company contributions represents 50 common shares or more, the participant may request a cash or share distribution, provided that, in the event a participant requests a share distribution, at least 50 common shares are distributed.

         PAYMENT OF BENEFITS - A participant who retires from employment with the Company under the rules of a qualified retirement plan is eligible for distribution of his account balance in the form of an annuity, a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of his vested account balance. As of December 31, 2000 and 1999, there was $2,721,590 and $1,190,024 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in fiscal years 2001 and 2000, respectively.

         LOANS - Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prime plus one percent as determined by Bankers Trust Company. Interest rates ranged from 4.25% to 10.50% on outstanding loans at December 31, 2000. Principal and interest are paid ratably through biweekly payroll deductions. Included in benefits paid to participants is $3,116,768 and $3,714,296 in 2000 and 1999, respectively, for outstanding loans reclassified as distributions upon termination of participants from the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION - Plan investments in NNC common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2000 and 1999. Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions. Plan investments in participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

         ADMINISTRATIVE EXPENSES - All administrative expenses may be paid by the Plan to the extent permissible by law. However, for the years ended December 31, 2000 and 1999, the Company elected to pay all such administrative expenses except those related to investment transactions.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for plan benefits.

3.       PLAN TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan or a complete discontinuance of Company contributions under the Plan, the value of Company contributions held in each participant's account will vest immediately. In the event of a partial termination of the Plan as defined by ERISA, the value of Company contributions held for each participant affected by the partial termination will vest immediately.

4.       INTERNAL REVENUE SERVICE STATUS

         As of May 21, 1996, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.       INVESTMENTS

         The following investment of the Plan represents five percent (5%) or more of net assets available for benefits as of December 31, 2000 and 1999:

                                                                                      2000                     1999
                                                                                  CARRYING VALUE           CARRYING VALUE
         IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSETS                 OF ASSETS               OF ASSETS
         --------------------------           ---------------------              ---------------          ----------------
         Bankers Trust Company            Share of assets held in Master
                                          Savings Plan Trust                      $ 3,010,188,358          $ 3,390,544,765

6.       ASSET TRANSFERS

         Pursuant to the terms of the Company's acquisition of nine companies and the sale of one operating division, the following transfers in
         (out) of employees' account balances were made from (to) the plans listed below.

              DATE                                    PREVIOUS PLAN                                         AMOUNT
              ----                                    -------------                                         ------
         May 1, 2000                   Bay Networks Inc. 401(k) Retirement Savings Plan                 $  249,708,651
         June 5, 2000                  Netgear Com, Inc. 401(k) Retirement Savings Plan                     (1,180,292)
         October 2, 2000               Arris Interactive LLC 401(k) Savings Plan                             8,069,348
         October 2, 2000               Qtera Corporation 401(k) Plan                                           834,724
         October 23, 2000              Aptis Communications, Inc. 401(k) Plan                                2,079,020
         October 30, 2000              Clarify, Inc. Retirement Savings Plan                                14,040,247
         November 1, 2000              Promatory Communications, Inc. 401(k) Plan                            1,349,568
         November 21, 2000             Periphonics Corporation 401(k) Savings Plan                          22,517,269
         December 1, 2000              Shasta Networks, Inc. 401(k) Plan                                       960,168
         December 14, 2000             X-Cel Communications, Inc. 401(k) Profit Sharing Plan                    36,112

7.       THE MASTER TRUST

         The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participant based on their interest in the fund, as compared with the total interest in each Master Trust investment fund as of the last day of each calendar month.

         The Plan's share of the total Master Trust is summarized as follows as of December 31, 2000 and 1999:

                                                                          2000                  1999
                                                                          ----                  ----
         Value of interest in Master Trust                            3,010,188,358         3,390,544,765
         Percentage of total Master Trust                                       100%                  100%
         Value of interest in the net investment (loss) income
           from Master Trust accounts                                  (744,920,565)        1,536,248,013
         Percentage of total Master Trust net investment
          (loss) income                                                        100%                  100%

         Total net investments of the participating Plan in the Master Trust at December 31, 2000 and 1999 are summarized as follows:

                                                             TOTAL                  TOTAL
                                                         MASTER TRUST            MASTER TRUST
                                                             2000                    1999
                                                        ---------------        ---------------
ASSETS:
  Investments, at fair value:
    NNC common stock                                    $ 1,369,220,021        $ 1,771,599,691
    Commingled funds                                        386,323,652            648,108,625
    Mutual funds                                            619,628,961            231,591,461
    Temporary investments                                    35,098,612             85,067,306
    Participant loans receivable                             58,846,680             49,991,184
                                                        ---------------        ---------------
                                                          2,469,117,926          2,786,358,267
  Group annuity contracts, at contract value                541,828,803            607,899,659
                                                        ---------------        ---------------
            Total investments                             3,010,946,729          3,394,257,926
                                                        ---------------        ---------------
  Receivables
    Interest and dividends                                    3,226,610              4,161,873
    Due from broker for securities sold                       1,746,196                867,396
                                                        ---------------        ---------------
            Total receivables                                 4,972,806              5,029,269
                                                        ---------------        ---------------
            Total assets                                  3,015,919,535          3,399,287,195
                                                        ---------------        ---------------
LIABILITIES:
  Due to broker for securities purchased                      5,731,177              8,742,430
                                                        ---------------        ---------------
            Total liabilities
                                                              5,731,177              8,742,430
                                                        ---------------        ---------------
TOTAL NET INVESTMENTS                                   $ 3,010,188,358        $ 3,390,544,765
                                                        ===============        ===============

         The net investment income of the participating Plan in the Master Trust for the years ended December 31, 2000 and 1999 is summarized as follows:

                                                                                2000                  1999
                                                                         ---------------       ---------------
Interest                                                                 $    45,787,065       $    46,953,615
Dividends                                                                     80,622,033            47,618,148
Net (depreciation) appreciation in fair value of
  investments:
    NNC common stock                                                        (744,169,809)        1,327,024,338
    Commingled funds                                                         (98,216,095)           90,275,339
    Mutual funds                                                             (28,186,116)           25,440,499
                                                                         ---------------       ---------------
Total net appreciation in fair value of investments                         (870,572,020)        1,442,740,176
Investment expenses                                                             (757,643)           (1,063,926)
                                                                         ---------------       ---------------
TOTAL NET INVESTMENT INCOME                                              $ (744,920,565)       $ 1,536,248,013
                                                                         ==============        ===============

                                     ******


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